

January 16, 2018

Mail Stop 4631

<u>Via E-Mail</u>
BakerCorp International, Inc.
Michael J. Henricks
Chief Financial Officer
7800 N. Dallas Parkway, Suite 500,
Plano, Texas 75024

> **Re: BakerCorp International, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2017**
> **Filed April 26, 2017**
> **File No. 333-181780**

Dear Mr. Henricks:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended January 31, 2017</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32</u>

<u>Long-lived Assets and Customer Relationships, page 39</u>

1. On page 38 you state that the fair value of your Customer Relationships intangible asset was much lower than the carrying value. Given this please tell us how you determined the Customer Relationships intangible asset was not impaired. Please reference authoritative literature as part of your response. Refer to ASC 350-30-35-14 for guidance.

2. Customer relationships accounted for 87% of total other intangible assets as of January 31, 2017. Given recent impairment charges for your North American reporting unit and unfavorable operating results (i.e. declining revenue and segment loss from operations) please quantify the portion of the net customer relationship intangible asset that is allocated to the North American reporting unit. Such disclosure allows an investor to assess the materiality of possible impairment risk in the future related to the North American reporting unit. Refer to Section 501.12.b. 3 "Focus on Material Trends and Uncertainties" of the Financial Reporting Codification for guidance.

Schedule II — Valuation and Qualifying Accounts, page 109

3. We note that you present a Schedule II related to your valuation accounts; however your report from your independent auditor does not provide an opinion for such schedule. Please tell us how you comply with the Instructions for Rule 5-04 of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Al Pavot, Staff Accountant, at (202) 551- 3738 or, the undersigned Accounting Branch Chief at (202) 551-3355 with any questions.

Sincerely,

/s/ Melissa N. Rocha for

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and Construction